Filed pursuant to Rule 433
Registration Statement No. 333-161304
September 10, 2009
RTI International Metals, Inc.
Offering of
6,000,000 Shares of Common Stock, par value $0.01 per share
(the “Common Stock Offering”)
The information in this pricing term sheet should be read together with (i) the preliminary prospectus supplement dated September 8, 2009 relating to the Common Stock Offering, including the documents incorporated by reference therein, filed pursuant to Rule 424(b) under the Securities Act of 1933 and (ii) the related base prospectus contained in Registration Statement No. 333-161304.

Issuer:	RTI International Metals, Inc., an Ohio corporation (“RTI”).

Ticker / Exchange for Common Stock:	RTI / The New York Stock Exchange (“NYSE”).

Trade Date:	September 10, 2009.

Settlement Date:	September 16, 2009.

Title of Securities:	Common Stock, par value $0.01 per share, of RTI.

Offering Price:	$ 19.50 per share

Shares Offered and Sold:	6,000,000 (or a total of 6,900,000 if the underwriters exercise their option to purchase up to 900,000 additional shares of the common stock in full).

Underwriting Discount:	5.0%

Proceeds, Before Expenses, to the Issuer:	$ 111,150,000 total (excluding the underwriters’ option to purchase up to 900,000 additional shares of the common stock).

Capitalization:	After giving effect to the actual offering price and the increase in the number of shares offered by RTI to 6,000,000 shares (assuming no exercise of the overallotment option granted to the underwriters), the following line items in the “As Adjusted” column of the Capitalization table would reflect the following unaudited as adjusted amounts as of June 30, 2009:

(in thousands)

Cash and cash equivalents $ 126,487 Common stock 298 Additional paid-in capital 420,151 Total shareholders’ equity 718,994 Total capitalization 719,112

Joint Book-Running Managers:	Citigroup Global Markets Inc. and FBR Capital Markets & Co.

Co-Lead Managers:	KeyBanc Capital Markets Inc. and PNC Capital Markets LLC

Co-Managers:	Comerica Securities, Inc., Cowen and Company, LLC, Imperial Capital, LLC, Seabury Securities LLC and Sidoti & Company, LLC
RTI has filed a registration statement (including a preliminary prospectus supplement dated September 8, 2009 and an accompanying prospectus dated September 8, 2009) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the relevant preliminary prospectus supplement, the accompanying prospectus and the other documents RTI has filed with the SEC for more complete information about RTI and the offerings. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from Citigroup Global Markets Inc. Attn: Prospectus Department, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York 11220 or by telephone at (800) 831-9146; FBR Capital Markets & Co., 1001 19th Street North, Arlington, Virginia 22209, Attention: Todd Davis, telephone (703) 469-1023, or by e-mail at tdavis@fbr.com.